16006126



MAR 07 2016

Washington DC
404

JG7

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66750

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2015_____ AND ENDING_____December 31, 2015_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Securities, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4006 Austin Meadow Dr.

(No. and Street)

Sugar Land	TX	78749
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Thomas O' Driscoll____   (281) 208-3480
                                                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
____Debasish Banerjee, CPA____
                              (Name – if individual, state last, first, middle name)

21860 Burbank Blvd. Suite 150,	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond

SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas O' Driscoll_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Torch Securities, LLC_____ , as of _____December 31_____, 20____15____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

_____Thomas O's Driscoll_____
Signature

_____CEO_____
Title

02/15/2016

Notary Public

JAIR CHEDRAOUI
Notary Public, State of Texas
My Commission Expires
July 12, 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thomas O'Driscoll, CEO
Torch Securities, LLC
Sugar Land, Texas

We have audited the accompanying statement of financial condition of Torch Securities, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Torch Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Securities, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Torch Securities, LLC's financial statements. The supplemental information is the responsibility of Torch Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thomas O'Driscoll, CEO
Torch Securities, LLC
Sugar Land, Texas

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	20,327
Other assets	$	915
Total assets	$	21,242

LIABILITIES AND MEMBERS' EQUITY

Members' equity

Members' Equity	$	97,134
Deficits	$	(75,892)
Total members' equity	$	21,242
Total liabilities and members' equity	$	21,242

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Income
For the year ended December 31, 2015

REVENUE	
Total revenue	$ 35,000
EXPENSES:	
Guaranteed payments	27,500
Accounting & Taxes	3,080
Other operating expenses	5,241
Total expenses	$ 35,821
NET LOSS BEFORE INCOME TAXES	$ (821)
NET LOSS	$ (821)

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2015

	Members' Equity	Net Loss	Total Members' Equity
Unadjusted balance at December 31, 2015	$ 97,134	$ (75,071)	$ 22,063
Member's contribution			
Distributions			-
Net Income		(821)	(821)
Ending balance December 31, 2015	$ 97,134	$ (75,892)	$ 21,242

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(821)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Net cash provided in operating activities	$	(821)

CASH FLOWS FROM FINANCING ACTIVITIES

Member's contributions		
Member's withdrawals		
Net cash provided in financing activities	$	-
Increase in cash	$	(821)
Cash - beginning of year	$	21,148
Cash - end of period	$	20,327

Interest		-

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (con't)

Guaranteed Payments

Guaranteed Payments represent amount paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2015.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $21,242 of which $16,242 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company's had no aggregate indebtedness.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note 4: Fair Value (con't)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

TORCH SECURITIES, LLC
Notes to Financial Statements
December 31, 2015

Note 5: <u>Recently issued accounting standards (con't.)</u>

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: <u>Provision for Taxes</u>

The Company as an LLC is treated as a disregard for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statue of limitations thereof are borne by the sole member. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for the years, 2012, 2013, and 2014 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2015. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2015.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office. "Rent" payments and utility expenses are absorbed by Mr. O'Driscoll.

Note 9: Subsequent Events

The company has evaluated all material subsequent events from the consolidated balance sheet through the date at which the financial statements were available to be issued, and determined that there are no other items to disclose, as of February 23, 2016

TORCH SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Member's equity, December 31, 2015	$ 21,242	$ 21,242	$ -
Subtract - Non allowable assets:			
Other asset		(915)	915.00
Tentative net capital	$ 21,242	$ 20,327	915.00
Haircuts:	-	-	-
NET CAPITAL	$ 21,242	$ 20,327	$ 915
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 16,242	$ 15,327	$ 915
Aggregate indebtedness	$ -	$ -	$ -
Ratio of aggregate indebtedness to net capital	-	-	

There was a difference noted between the Audit and Focus report
as of December 31, 2015.
The difference was due to Non-Allowable assets:

CRD Amount	$75
Prepaids	$840
	$915

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC
December 31, 2015

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as
for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements



Torch Securities, LLC
INVESTMENT BANKERS

Assertions Regarding Exemption Provisions

We, as members of management of Torch Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting January 1, 2015 through December 31, 2015.

Torch Securities, LLC

By

Thomas O'Driscoll, president
(Name and Title)

1-29-16
(Date)

2015

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2015

TORCH SECURITIES, LLC
FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

TORCH SECURITIES, LLC

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